SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated April 11, 2006.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE RELEASE

Stock Market Symbols

GIB.SV.A (TSX)

GIB (NYSE)

Universal Insurance selects CGI for seven-year BPS deal

Tampa, Florida, April 11, 2006 - CGI Group Inc. (CGI), is pleased to announce the signing of a seven-year agreement valued at between US$45 and $75 million, to provide Universal Insurance of North America, headquartered in Sarasota, Florida, with policy and accounting business process services (BPS). CGI will process Universal's personal lines (book of business) including homeowners, dwelling-fire, auto, and umbrella in Texas and Florida. CGI will continue to support Universal’s business processing needs as they expand their services into new markets.

“We've been extremely impressed with CGI’s expertise, professionalism, and service delivery. CGI’s team is strong from both a business and technical perspective and have approached our relationship as true partners,” said Universal Insurance president, Rick Espino. “We are confident that as we grow, CGI will support our commitment to provide superior service to our agents and policyholders.”

Vice-president of CGI’s insurance business services, Karen Furtado added: “Universal is an amazing success story and we're proud that they have chosen CGI to partner with them in the next phase of their business plan. In order to focus on core business strategies, mid-size insurers are partnering with BPS outsourcers like CGI. Outsourcing will give Universal the advantage of providing their partners and clients with best in class services, while capitalizing on the cost advantages generated by economies of scale.”

As part of this agreement, CGI will open a processing facility in Tampa to support Universal Insurance and other Florida-based insurance customers. CGI will initially be hiring 50 professionals and expects this center to grow to over 200 professionals over the next two years.

CGI’s Insurance Business Services provides end-to-end services across North America to the insurance industry, serving 75 of the top 100 insurers. CGI joins technology with the management of insurance products to include claims, underwriter, actuarial, loss prevention, targeting the property casualty insurance industry, life and health, and accident/sickness sectors. Over 4,300 CGI professionals serve the insurance sector.

About CGI

Founded in 1976, CGI Group Inc. (“CGI”) is the 8th largest independent information technology and business process services firm in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States of America (“US”), Europe, Asia Pacific as well as from centers of excellence in Canada, the US, Europe and India. CGI's annualized revenue run rate is currently CDN$3.6 billion (US$3.1 billion) and at December 31, 2005, CGI's order backlog was CDN$12.9 billion (US$11.1 billion), or $14.0 billion (US$12 billion) including the BCE contract extensions signed in January 2006. CGI's shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the

S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.’s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI

Investor relations

Lorne Gorber

Vice-president, investor relations

(514) 841-3355

Media relations

Eileen Murphy

Director, media relations

(514) 841-3430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.

(Registrant)

Date: April 11, 2006	By /s/ Paule Doré

Name: Paule Doré

Title:	Executive Vice-President
and Chief Corporate Officer
and Secretary